UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 28, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer

Earnings Release

3rd quarter 2026
(BRGAAP)


Santander Select
SANTANDER VALENCIA GLOBAL MULTIMERCADO CIC FI
Work Café

It starts here

https://www.santander.com.br/ri/en/

Index

3rd quarter 2026 Earnings release (BRGAAP)

In 3Q26, we continued to make progress in consolidating an increasingly diversified business model supported by stronger long-term relationships with our customers. We continued to strengthen primary relationships, while maintaining discipline in balance sheet and risk management amid a credit environment that remains challenging. In this context, strategic businesses maintained their growth trajectory, with Large Corporate standing out this quarter.

The expanded loan portfolio grew 4.7% YoY and 0.9% QoQ, ending the period at R$ 721,264 million. Yearly, growth was driven by Large Corporate, SMEs and Consumer Finance, while Large Corporate stood out in the quarter. In Individuals, solid performance in cards and mortgages within high income clients was more than offset by lower exposure to the mass-market segment. We maintained our discipline in capital allocation, focused on strategic businesses, portfolio risk management and profitability.

Funding from clients reached R$ 701,316 million, up 6.3% YoY and 1.9% QoQ, maintaining our pursuit of a more balanced mix between Individuals and Companies, with Individuals representing 51% of the funding mix, up 3 p.p. YoY. Within Individuals, Select also stood out, with deposits growing 16% YoY, while in the mass-market segment, the greater focus on primary relationships and transactionality contributed to 18% YoY growth in deposits.

In terms of results, we recorded recurring managerial net profit of R$ 2.9 billion in the quarter, down 4.3% QoQ and 28.0% YoY. Annualized recurring ROAE stood at 11.9%.

Net interest income reached R$ 14,958 million in 3Q26, declining 2.5% QoQ and 1.6% YoY. In Client NII, the decline in both bases of comparison mainly reflects the mix effect, with lower exposure to the mass income segment. Market NII losses increased 24.7% QoQ, while on an annual basis, Market NII improved significantly by 33.6%, reflecting lower sensitivity to interest rates.

Fees totaled R$ 5,417 million in the quarter, increasing 1.6% QoQ, reflecting our focus on revenue diversification, with an increasingly balanced contribution between credit and services. Insurance and cards stood out. On an annual basis, fees declined 2.4%, mainly reflecting lower revenues from securities brokerage and placement, partially offset by growth in asset management, funds and pension plans, cards and insurance.

The managerial result from loan losses totaled R$ 7,460 million, down 2.5% QoQ and up 14.4% YoY. We continue to operate with prudence and discipline in risk management, while building a portfolio that is more resilient to macroeconomic cycles.

Expenses remained under strict control, down 3.0% QoQ and 0.6% compared to 3Q25, well below inflation observed during the period, totaling R$ 6,383 million. We remain committed to efficient cost management and the intensive use of technology to simplify processes and maximize productivity.

We remain committed to delivering sustainable long-term results, supported by a solid and diversified balance sheet, driven by our constant pursuit of excellence in customer experience.

Quarterly Highlights

Recurring Managerial net profit

R$ 2.9 billion — -4.3% QoQ, -28.0% YoY

Expanded loan portfolio

R$ 721 billion — +0.9% QoQ, +4.7% YoY

Funding from clients

R$ 701 billion — +1.9% QoQ, +6.3% YoY

Client NII

R$ 15.9 billion — -1.3% QoQ, -4.2% YoY

Market NII

R$ -0.9 billion — +24.7% QoQ, -33.6% YoY

Cost of risk

3.89% — +0.1 p.p. QoQ, stable YoY

Efficiency ratio

38.8% — -0.4 p.p. QoQ, +1.3 p.p. YoY

Recurring ROAE

11.9% — -0.6 p.p. QoQ, -5.6 p.p. YoY





Work
Café



Customer Centricity

Technological evolution to serve our customers where, how and when they desire



Integrated customer perspective

We continued to make progress toward becoming the primary bank in our customers' lives. Our customer-centric strategy combines scale, data and technology to expand primary relationships, increase satisfaction and capture greater customer value. In 3Q26, our base reached 77.1 million customers, up 6% YoY, and 34.6 million active customers, up 3% YoY, reinforcing the reach of our platform and the potential to deepen primary relationships.

The evolution of our business model is oriented toward simpler, integrated and personalized journeys, with offerings better aligned with each customer's profile and life moment. We will remain focused on the three pillars of primacy: transactionality, credit and investments, to increase engagement, enhance the quality of the base and support the evolution of profitability.

Focus on the complete experience

We seek the continuous evolution of our offerings and customer service, combining human interaction with the digital environment to deliver the best experience across all touchpoints with the bank.

Hyper-personalization remains a central lever of the strategy, with interactions based on customer behavior, life moment and customer needs, increasing relevance, interest and conversion. We also accelerated the use of artificial intelligence in business and customer journeys, with solutions at global scale that increase our ability to anticipate needs, prioritize opportunities and make critical processes more agile and effective.

In digital channels, we continue to make technological progress, with increasingly simple and comprehensive journeys. In assisted channels, which include our physical and remote channels, our service model positions the branch as a convenience channel and part of the complete multichannel offering.

Our efforts are reflected in the improvement in customer satisfaction in recent years, demonstrating our commitment to delivering solutions that meet our customers' needs with excellence in service and experience.

Santander Rewards

Transforming relationships into recognition

In line with our customer-centric strategy, Santander Rewards strengthens our value proposition in cards by recognizing primacy. The program combines relationship, points and experiences, offering the best points-earning rate for each customer's profile and encouraging a greater presence of Santander in customers' daily lives.



Offer
Best
in class
Digital
Simple
Easy
Experience
Contextualized
Conversation
Benefits
Integrated
Flexible

Executive summary

R$ million	3Q26	2Q26	3Q26 x 2Q26	3Q25	3Q26 x 3Q25
Recurring managerial net profit	2,885	3,014	-4.3%	4,009	-28.0%
Performance indicators					
Recurring managerial return on average equity[1] - annualized	11.9%	12.5%	-0.6 p.p.	17.5%	-5.6 p.p.
Recurring managerial return on average assets[1] - annualized	0.9%	0.9%	0.0 p.p.	1.3%	-0.4 p.p.
Efficiency ratio[2]	38.8%	39.3%	-0.4 p.p.	37.5%	1.3 p.p.
NPL ratio (15 to 90 days)	3.2%	3.3%	-0.1 p.p.	3.1%	0.0 p.p.
NPL ratio (over 90 days)	3.4%	3.3%	0.1 p.p.	2.8%	0.6 p.p.
Coverage ratio of stage 3 loan portfolio[3]	65.5%	65.0%	0.5 p.p.	66.2%	-0.8 p.p.
Balance sheet	**Sep/26**	**Jun/26**	**Sep/26 x Jun/26**	**Sep/25**	**Sep/26 x Sep/25**
Total assets	1,312,193	1,285,987	2.0%	1,253,877	4.7%
Total expanded loan portfolio[4]	721,264	714,769	0.9%	688,801	4.7%
Funding from clients[5]	701,316	688,514	1.9%	659,479	6.3%
Equity	99,219	98,210	1.0%	94,171	5.4%
BIS ratio	15.1%	15.3%	-0.2 p.p.	15.2%	-0.1 p.p.
CET1 ratio	10.9%	11.2%	-0.3 p.p.	11.7%	-0.8 p.p.
Share indicators	**3Q26**	**2Q26**	**3Q26 x 2Q26**	**3Q25**	**3Q26 x 3Q25**
Market cap (R$ million)	107,500	100,292	7.2%	110,580	-2.8%
Recurring managerial net profit per unit (R$) - annualized	3.08	3.22	-4.3%	4.29	-28.2%
Accounting net profit per unit (R$) - annualized	3.03	2.85	6.2%	4.22	-28.3%
Total shares by the end of the period - million[6]	7,488	7,488	-	7,471	17
Book value per unit (R$)	26.05	25.77	1.1%	24.72	5.4%
IoC and dividends[7] (R$ million)	2,000	2,000	-	2,000	-
Other data	**Sep/26**	**Jun/26**	**Sep/26 x Jun/26**	**Sep/25**	**Sep/26 x Sep/25**
Employees	45,782	47,327	(1,545)	51,747	(5,965)
Stores	827	858	(31)	961	(134)
Points of sale	727	731	(4)	828	(101)
Own ATMs	5,583	5,693	(110)	6,285	(702)
Shared ATMs	28,074	27,771	303	25,497	2,577

(1) Excludes 100% of the goodwill balance (net of amortization), which amounted to R$ 1,694 million in September 2026, R$ 1,746 million in June 2026 and R$ 1,838 million in September 2025.

(2) Efficiency Ratio: General Expenses over Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subsidiaries.

(3) Coverage ratio: stage 3 provision under stage 3 portfolio.

(4) Including private securities and guarantees (mortgage receivables certificates – "CRI", agricultural receivables certificates – "CRA", credit rights investment funds – "FIDC", and rural product bonds – "CPR", in addition to debentures, promissory notes, commercial papers, eurobonds and floating rate notes).

(5) Including Savings, Demand Deposits, Time Deposits, Repos backed by debentures, Agribusiness Credit Notes - "LCA", Mortgage Credit Notes - "LCI", Financial Bills, Certificates of Structured Operations - "COE", and Secured Mortgage Notes - "LIG".

(6) Number of shares representing the outstanding share capital, excluding treasury shares.

(7) Sep/26: distribution of IoC in the amount of R$ 2,000 million, approved on July 10th, 2026;
Jun/26: distribution of IoC in the amount of R$ 2,000 million, approved on April 10th, 2026;
Sep/25: distribution of IoC in the amount of R$ 2,000 million, approved on July 10th, 2025.

Managerial Income Statement

R$ million

	3Q26	2Q26	3Q26 x 2Q26	3Q25	3Q26 x 3Q25
Net interest income	14,958	15,341	-2.5%	15,208	-1.6%
Client NII	15,853	16,058	-1.3%	16,556	-4.2%
Market NII	(895)	(718)	24.7%	(1,348)	-33.6%
Fees	5,417	5,334	1.6%	5,552	-2.4%
Total revenue	**20,375**	**20,675**	**-1.4%**	**20,760**	**-1.9%**
Result from loan losses	(7,460)	(7,654)	-2.5%	(6,524)	14.4%
Provision for loan Losses	(8,212)	(8,260)	-0.6%	(7,510)	9.4%
Recovery of loans written-off as losses	752	607	24.0%	986	-23.7%
General expenses	(6,383)	(6,578)	-3.0%	(6,423)	-0.6%
Personnel expenses	(2,879)	(2,995)	-3.9%	(3,005)	-4.2%
Administrative expenses	(3,505)	(3,583)	-2.2%	(3,419)	2.5%
Tax expenses	(1,526)	(1,453)	5.0%	(1,420)	7.4%
Investments in affiliates and subsidiaries	82	70	18.3%	98	-15.9%
Other operating income/expenses	(2,485)	(2,534)	-2.0%	(2,298)	8.1%
Operating income	**2,603**	**2,525**	**3.1%**	**4,192**	**-37.9%**
Non operating income	85	12	n.a.	97	-12.2%
Managerial profit before tax	**2,689**	**2,537**	**6.0%**	**4,289**	**-37.3%**
Income tax and social contribution	305	584	-47.8%	(190)	n.a.
Minority interest	(108)	(107)	0.9%	(90)	19.8%
Recurring managerial net profit	**2,885**	**3,014**	**-4.3%**	**4,009**	**-28.0%**
Managerial net profit	**2,885**	**2,723**	**5.9%**	**4,009**	**-28.0%**
Accounting net profit	**2,833**	**2,667**	**6.2%**	**3,944**	**-28.2%**

ROAE and recurring managerial net profit

R$ million


-5.6 p.p.
-0.6 p.p.
ROAE
17.5%
17.6%
16.0%
12.5%
11.9%
4,009
4,086
3,788
3,014
2,885
3Q25
4Q25
1Q26
2Q26
3Q26

Net Interest Income

R$ million

	3Q26	2Q26	3Q26 x 2Q26	3Q25	3Q26 x 3Q25
Client NII	**15,853**	**16,058**	**-1.3%**	**16,556**	**-4.2%**
Product NII	14,880	15,115	-1.6%	15,452	-3.7%
Volume	630,461	627,032	0.5%	598,959	5.3%
Spread (p.a.)	9.70%	10.03%	-0.33 p.p.	10.63%	-0.94 p.p.
Working capital	973	944	3.1%	1,104	-11.8%
Market NII	**(895)**	**(718)**	**24.7%**	**(1,348)**	**-33.6%**
NII	**14,958**	**15,341**	**-2.5%**	**15,208**	**-1.6%**

Net interest income reached R$ 14,958 million in 3Q26, down 2.5% in three months. Client NII reached R$ 15,853 million, decreasing 1.3% QoQ, mainly due to the credit mix effect, with a lower contribution from the low-income segment, partially offset by a higher number of business days. Meanwhile, Market NII deteriorated, with losses increasing 24.7%.

In the annual comparison, net interest income decreased 1.6%, reflecting the change in mix and lower spreads due to reduced exposure to the mass-market segment. Nevertheless, average balances continued to grow, particularly in mortgages and cards. In addition, Market NII losses narrowed by 33.6% YoY.

In the quarter, Client NII declined 1.3%, reflecting lower exposure to the mass-market segment and the sale of the Consumer Finance loan portfolio, which pressured spreads due to the product mix. Partially offsetting these effects, average volumes grew slightly, supported by growth in strategic products and segments. Year on year, Client NII decreased 4.2%, benefiting from volume growth but affected by spread compression, particularly in the mass-market segment. Spreads were also negatively affected by higher deferrals of fees paid to banking correspondents, which are deducted from NII, and by lower funding income resulting from the decline in interest rates during the period.

Market NII recorded a seasonal increase in losses in the quarter, resulting in a loss of R$ 895 million, compared with a loss of R$ 718 million in the previous quarter. The performance was impacted by the higher number of business days and lower accrual income from inflation-linked securities, reflecting the decline in the inflation index during the period, partially offset by stronger treasury results. Yearly, Market NII improved driven by the portfolio's maturation, partially offset by lower treasury results.

Evolution of net interest income

R$ million


-0.94 p.p.
-0.33 p.p.
Spread (p.a.)
10.63%
10.46%
10.41%
10.03%
9.70%
NII
15,208
15,332
15,812
15,341
14,958
Client NII
16,556
16,818
16,584
16,058
15,853
Market NII
(1,348)
(1,486)
(771)
(718)
(895)
3Q25
4Q25
1Q26
2Q26
3Q26

Fees

R$ million

	3Q26	2Q26	3Q26 x 2Q26	3Q25	3Q26 x 3Q25
Cards	1,695	1,638	3.5%	1,568	8.1%
Insurance fees	1,189	1,063	11.8%	1,125	5.6%
Current account	791	825	-4.0%	892	-11.3%
Credit operations	490	443	10.6%	522	-6.0%
Asset management	599	581	3.1%	484	23.7%
"Consórcios"	352	348	1.3%	291	20.8%
Asset management and pension funds	247	234	5.8%	193	28.0%
Securities brokerage and placement	228	406	-43.9%	426	-46.5%
Collection services	269	290	-7.1%	283	-5.0%
Others	156	88	76.8%	252	-38.0%
Total fees	**5,417**	**5,334**	**1.6%**	**5,552**	**-2.4%**

Fees totaled R$ 5,417 million in 3Q26, up 1.6% QoQ, mainly driven by higher revenues from: (i) insurance, reflecting campaigns and a concentration of renewals; (ii) other fees, driven by higher revenues from services provided to third parties; and (iii) cards, supported by higher turnover. These effects were partially offset by lower revenues from securities brokerage and placement, reflecting less favorable capital market conditions. Yearly, fees declined 2.4%, reflecting lower revenues from securities brokerage and placement, current accounts and other fees, partially offset by growth in asset management fees.

Evolution of total fees

R$ million


-2.4%
1.6%
5,552
5,754
5,435
5,334
5,417
3Q25
4Q25
1Q26
2Q26
3Q26

Cards

Card fees totaled R$ 1,695 million in 3Q26, increasing 3.5% QoQ and 8.1% YoY, reflecting higher credit card turnover, driven by increased spending and average ticket, as well as an improved mix, with a higher share of high-income customers.

Turnover and average spending[1]

R$ billion


100
109
103
107
112
101.2
24.8
76.4
109.1
26.9
82.1
97.5
22.8
74.7
100.1
24.0
76.1
100.8
24.2
76.6
3Q25
4Q25
1Q26
2Q26
3Q26
Credit
Debit
Average spending (base 100)

Card revenues

R$ million


1,568
1,680
1,560
1,638
1,695
3Q25
4Q25
1Q26
2Q26
3Q26

(1) Credit Spending.

Insurance

Insurance fees totaled R$ 1,189 million in 3Q26, increasing 11.8% QoQ, mainly reflecting the seasonal concentration of renewals of the card protection insurance product. YoY, revenues increased 5.6%, reflecting solid performance in credit-linked insurance, particularly cards and payroll loans.


Insurance revenues
R$ million
1,125
1,125
1,117
1,063
1,189
3Q25
4Q25
1Q26
2Q26
3Q26

Securities brokerage and placement

Securities brokerage and placement fees totaled R$ 228 million in 3Q26, declining 43.9% QoQ and 46.5% YoY, reflecting lower capital market activity.


Securities brokerage and placement revenues
R$ million
426
408
477
406
228
3Q25
4Q25
1Q26
2Q26
3Q26

Current account

Current account fees totaled R$ 791 million in 3Q26, declining 4.0% QoQ and 11.3% YoY. We continue to prioritize comprehensive customer relationships, with a focus on transactionality and primary relationships, offering greater fee waivers, particularly for Individuals and SMEs.


Current account revenues
R$ million
48.5
49.4
50.2
50.9
51.3
892
889
854
825
791
3Q25
4Q25
1Q26
2Q26
3Q26
Current Account
Account holders (million)

Asset management

Asset management fees totaled R$ 599 million in 3Q26, increasing 3.1% QoQ and 23.7% YoY, driven by the performance of funds and *"consórcios"*. *"Consórcios"* fees increased 1.3% QoQ and 20.8% YoY, supported by stronger commercial activity, an expanded product offering and greater specialization of the sales force.


Asset management revenues
R$ million
484
547
525
581
599
291
288
305
348
352
193
257
220
234
247
3Q25
4Q25
1Q26
2Q26
3Q26
Asset management and pension funds
"Consórcios"

Credit operations and collection services

Credit operations fees totaled R$ 490 million in 3Q26, increasing 10.6% QoQ, driven by higher revenues from guarantees provided, and declining 6.0% YoY, reflecting greater selectivity and lower origination of credit lines that generate these fees. Collection and payment processing fees totaled R$ 269 million in the period, declining 7.1% QoQ and 5.0% YoY.

Result from loan losses and cost of risk

R$ million


3.86%
3.76%
3.73%
3.81%
3.89%
6,524
6,105
6,344
7,654
7,460
7,510
6,768
6,827
8,260
8,212
(986)
(664)
(483)
(607)
(752)
3Q25
4Q25
1Q26
2Q26
3Q26
Provision for loan losses
Recovery of loans written-off as losses
Cost of risk1

The managerial result from loan losses totaled R$ 7,460 million in 3Q26, down 2.5% QoQ, with an improvement in SMEs partially offset by deterioration in the agribusiness and Large Corporate segments. YoY, the result increased 14.4%, reflecting a still challenging credit environment, with effects more concentrated in specific portfolios, particularly the mass income segment, as well as certain one-off effects from additional provisions for wholesale cases.

Provision for loan losses declined 0.6% QoQ, but remained pressured by the macroeconomic environment, with high interest rates and elevated household indebtedness particularly impacting the mass income segment, as well as effects from specific wholesale cases. On an annual basis, provision expenses increased 9.4%, also reflecting a more challenging macroeconomic environment.

Revenue from recovery of loans written off as losses totaled R$ 752 million in 3Q26, increasing 24.0% QoQ, mainly driven by the sale of a Large Corporate loan portfolio, and declining 23.7% YoY. We remain committed to operating with excellence, supported by the intensive use of technology and data, enabling a more timely and accurate understanding of our customers' life moments. However, we have been more restrictive in recoveries, requiring a down payment in 100% of recovery agreements.

The 12-month annualized cost of risk reached 3.89%, increasing 0.1 p.p. in the quarter. The quarterly deterioration reflects pressures in specific portfolios, particularly the mass income segment and companies, as previously mentioned. Yearly, the ratio is broadly stable.

(1) 12M annualized cost of risk.

NPL Formation[1]


1.02%
0.97%
1.01%
1.00%
1.01%
6,915
6,676
7,186
7,022
7,204
3Q25
4Q25
1Q26
2Q26
3Q26
NPL formation (R$ million)
NPL formation over total loan portfolio1

NPL Formation totaled R$ 7,204 million in 3Q26, increasing 2.6% QoQ and 4.2% YoY. The ratio of NPL Formation to the loan portfolio reached 1.01% in the period, remaining broadly stable both quarterly and yearly, increasing 0.01 p.p. and declining 0.02 p.p., respectively.

Write-off


0.73%
0.60%
0.78%
0.99%
0.84%
4,997
4,177
5,508
7,009
6,036
3Q25
4Q25
1Q26
2Q26
3Q26
Write-off (R$ million)
Write-off over total loan portfolio2

Write-offs totaled R$ 6,036 million in 3Q26, declining 13.9% QoQ and increasing 20.8% YoY. The quarterly decline reflects the lower impact from the implementation of the revised methodology for determining write-off timing, which had resulted in a higher volume of write-offs in the previous quarter. On a yearly basis, the increase continues to reflect write-off criteria that are more closely aligned with the expected recoverability of the loans.

Renegotiated loan portfolio

R$ billion

At the end of 3Q26, the renegotiated loan portfolio totaled R$ 46.7 billion, declining 2.3% QoQ and increasing 3.3% YoY. The coverage ratio for this portfolio ended the quarter at 43.7%, compared to 43.3% in the previous quarter. The restructured portfolio totaled R$ 21.9 billion at the end of the period, declining 1.9% QoQ and 3.4% YoY. The ratio of the restructured portfolio to the renegotiated portfolio increased 0.2 p.p. QoQ and declined 3.3 p.p. YoY.


50.2%
48.6%
47.1%
46.7%
46.9%
45.2%
44.9%
44.6%
43.3%
43.7%
45.2
49.4
50.1
47.8
46.7
22.7
24.0
23.6
22.3
21.9
Sep/25
Dec/25
Mar/26
Jun/26
Sep/26
Renegotiated portfolio
Restructured portfolio
Coverage ratio
Restructured / Renegotiated portfolio

(1) NPL formation is calculated as the sum of loans written off during the period and the change in the balance of loans more than 90 days past due, divided by the previous quarter's expanded loan portfolio, excluding renegotiated loans. (2) Average expanded loan portfolio balance for the last two quarters.

Asset quality

As of 1Q26, delinquency indicators began to be reported in line with the expanded portfolio concept, which includes securities and guarantees in addition to the loan portfolio. We have adjusted 2025 to the same methodology in order to have a comparable basis.

15-to-90-day NPL ratio


4.9%
5.0%
5.2%
5.3%
5.2%
3.1%
3.3%
3.4%
3.3%
3.2%
1.4%
1.6%
1.6%
1.5%
1.3%
Sep/25
Dec/25
Mar/26
Jun/26
Sep/26
Large Corporate and SMEs
Individuals
Total


4.7%
4.9%
4.8%
4.5%
4.1%
0.1%
0.3%
0.2%
0.2%
0.2%
Sep/25
Dec/25
Mar/26
Jun/26
Sep/26
SMEs
Large Corporate

The 15-to-90-day NPL ratio ended the quarter at 3.2%, declining 0.1 p.p. QoQ, with improvements across all segments, and increasing slightly by 0.04 p.p. YoY, despite a more challenging macroeconomic environment. Performance reflects greater selectivity in origination and active portfolio management.

The 15-to-90-day NPL ratio for Individuals ended 3Q26 at 5.2%, remaining broadly stable QoQ (-0.05 p.p.) and increasing 0.3 p.p. compared to 3Q25. We remain disciplined in origination, with a focus on profitability, although we observed some pressure in the agribusiness and low-income segments.

For Large Corporate and SMEs, the ratio ended the period at 1.3%, declining 0.2 p.p. QoQ and 0.1 p.p. YoY. For SMEs, the ratio declined 0.4 p.p. QoQ and 0.7 p.p. YoY, reaching 4.1% at the end of 3Q26.

For Large Corporate, the ratio remained stable QoQ and increased 0.1 p.p. YoY, remaining at 0.2% in the period.

Over-90-day NPL ratio


4.2%
4.6%
4.9%
5.1%
5.5%
2.8%
3.1%
3.3%
3.3%
3.4%
1.4%
1.6%
1.8%
1.6%
1.5%
Sep/25
Dec/25
Mar/26
Jun/26
Sep/26
Large Corporate and SMEs
Individuals
Total


4.8%
5.5%
6.0%
5.3%
5.0%
0.2%
0.1%
0.2%
0.2%
0.2%
Sep/25
Dec/25
Mar/26
Jun/26
Sep/26
SMEs
Large Corporate

The over-90-day NPL ratio reached 3.4% in 3Q26, increasing 0.1 p.p. QoQ and 0.6 p.p. YoY. The quarterly increase reflected higher NPLs in Individuals, particularly in the low-income and agribusiness segments, amid a still challenging macroeconomic environment and elevated household indebtedness, partially offset by an improvement in SMEs.

In Individuals, the over-90-day NPL ratio increased by 0.4 p.p. QoQ and 1.3 p.p. YoY. In both periods, there was an increase in the lower-income and agribusiness segments, amid an economic environment that remains challenging and high levels of indebtedness.

In Large Corporate and SMEs, the ratio declined 0.1 p.p. QoQ and increased 0.1 p.p. YoY. In SMEs, the ratio declined 0.3 p.p. QoQ to 5.0%, partially influenced by the higher volume of write-offs in the previous quarter resulting from the implementation of revised recoverability criteria. On an annual basis, the ratio increased 0.2 p.p.

In Large Corporate, the ratio remained at 0.2%, broadly stable, up 0.1 p.p. QoQ and 0.03 p.p. YoY.

Expenses

R$ million	3Q26	2Q26	3Q26 x 2Q26	3Q25	3Q26 x 3Q25
Outsourced services, transports, security and financial system Services	(955)	(926)	3.2%	(971)	-1.6%
Advertising, promotions and publicity	(119)	(137)	-13.4%	(116)	2.7%
Data processing	(962)	(1,022)	-5.9%	(825)	16.6%
Communications	(58)	(60)	-2.5%	(58)	0.8%
Rentals	(92)	(100)	-8.0%	(127)	-27.4%
Maintenance and conservation of assets	(59)	(62)	-5.0%	(69)	-15.4%
Water, electricity and gas	(36)	(38)	-5.8%	(37)	-3.9%
Material	(24)	(25)	-6.7%	(14)	72.8%
Other	(318)	(341)	-6.8%	(359)	-11.5%
Subtotal	**(2,622)**	**(2,711)**	**-3.3%**	**(2,575)**	**1.8%**
Depreciation and amortization[1]	(883)	(872)	1.2%	(843)	4.7%
Total administrative expenses	**(3,505)**	**(3,583)**	**-2.2%**	**(3,419)**	**2.5%**
Compensation[2]	(1,940)	(1,993)	-2.7%	(2,033)	-4.6%
Charges	(514)	(557)	-7.8%	(517)	-0.7%
Benefits	(412)	(428)	-3.7%	(439)	-6.1%
Training	(12)	(16)	-24.4%	(15)	-19.9%
Other	0	(0)	n.a.	0	-99.3%
Total personnel expenses[2]	**(2,879)**	**(2,995)**	**-3.9%**	**(3,005)**	**-4.2%**
Administrative + personnel expenses (excludes depreciation and amortization)	(5,500)	(5,706)	-3.6%	(5,580)	-1.4%
Total general expenses	**(6,383)**	**(6,578)**	**-3.0%**	**(6,423)**	**-0.6%**
Employees	45,782	47,327	(1,545)	51,747	(5,965)
Stores and points of sale	1,554	1,589	(35)	1,789	(235)

General expenses totaled R$ 6,383 million in 3Q26, declining 3.0% QoQ and 0.6% YoY, reflecting our continued discipline in expense management. In the quarter, personnel expenses decreased 3.9%, in line with our efficiency agenda, with efficiency gains more than offsetting the impact of the 2026 collective bargaining agreement. Administrative expenses also declined 3.3%, excluding depreciation and amortization, mainly due to lower technology expenses. YoY, total expenses decreased 0.6%, significantly below inflation observed during the period. Efficiencies from footprint and workforce optimization more than offset higher technology investments.

The efficiency ratio reached 38.8% in 3Q26, declining 0.4 p.p. QoQ and increasing 1.3 p.p. YoY, reflecting a more pressured revenue base.

We remain committed to efficient cost management and the intensive use of technology to simplify processes and maximize productivity.

General expenses


R$ million
6,423
843
2,575
3,005
6,633
846
2,743
3,044
6,633
888
2,694
3,050
6,578
872
2,711
2,995
6,383
883
2,622
2,879
3Q25
4Q25
1Q26
2Q26
3Q26
Personnel Expenses
Administrative Expenses
Depreciation and Amortization

Efficiency ratio


37.5%
38.8%
37.7%
39.3%
38.8%
3Q25
4Q25
1Q26
2Q26
3Q26

(1) Excluding 100% of goodwill amortization expense, which amounted to R$ 52 million in 3Q26, R$ 56 million in 2Q26 and R$ 64 million in 3Q25. (2) Includes profit sharing.

Other operating income and expenses

R$ million

	3Q26	2Q26	3Q26 x 2Q26	3Q25	3Q26 x 3Q25
Results from credit cards	(520)	(564)	-7.8%	(476)	9.2%
Provisions for contingencies	(1,144)	(1,199)	-4.6%	(957)	19.6%
Other	(820)	(770)	6.5%	(865)	-5.2%
Other operating income (expenses)	**(2,485)**	**(2,534)**	**-2.0%**	**(2,298)**	**8.1%**

Other operating income and expenses totaled an expense of R$ 2,485 million in 3Q26, down 2.0% QoQ, mainly due to a lower contribution from monetary adjustment. On an annual basis, the expense increased 8.1%, driven by higher provisions for contingencies and card-related expenses.

Balance sheet

R$ million

	Sep/26	Jun/26	Sep/26 x Jun/26	Sep/25	Sep/26 x Sep/25
Current assets and long-term assets	**1,296,051**	**1,269,993**	**2.1%**	**1,238,630**	**4.6%**
Cash and cash equivalents	8,631	8,092	6.7%	10,739	-19.6%
Financial assets measured at fair value through profit or loss	279,196	240,898	15.9%	263,599	5.9%
Financial assets measured at fair value through other comprehensive income	62,270	60,393	3.1%	66,711	-6.7%
Interbank investments measured at amortized cost	50,903	67,173	-24.2%	29,764	71.0%
Securities financial instruments measured at amortized cost	127,934	129,525	-1.2%	124,346	2.9%
Lending operations	416,510	417,312	-0.2%	410,844	1.4%
Other assets measured at amortized cost, other assets and tax assets	350,608	346,599	1.2%	332,628	5.4%
Permanent assets	**16,141**	**15,994**	**0.9%**	**15,247**	**5.9%**
Temporary assets	2,700	2,706	-0.2%	2,966	-9.0%
Fixed assets	5,329	5,125	4.0%	4,438	20.1%
Intangibles	8,112	8,163	-0.6%	7,843	3.4%
Total assets	**1,312,193**	**1,285,987**	**2.0%**	**1,253,877**	**4.7%**
Current liabilities and long-term liabilities	**1,210,077**	**1,185,104**	**2.1%**	**1,157,491**	**4.5%**
Financial liabilities at fair value through profit or loss	24,082	22,386	7.6%	48,435	-50.3%
Deposits	512,558	504,489	1.6%	491,640	4.3%
Money market funding	174,397	166,838	4.5%	158,330	10.1%
Borrowings	116,470	115,615	0.7%	109,168	6.7%
Domestic onlendings - official institutions	10,604	9,712	9.2%	9,740	8.9%
Funds from acceptance and issuance of securities	194,369	190,876	1.8%	179,741	8.1%
Other financial liabilities measured at amortized cost, other liabilities and tax liabilities	177,596	175,187	1.4%	160,437	10.7%
Minority interest	**2,897**	**2,672**	**8.4%**	**2,214**	**30.8%**
Equity	**99,219**	**98,210**	**1.0%**	**94,171**	**5.4%**
Total liabilities	**1,312,193**	**1,285,987**	**2.0%**	**1,253,877**	**4.7%**

Total assets and liabilities reached R$ 1,312 billion in September 2026, up 2.0% over three months and 4.7% compared to the same period of the previous year. Stockholders' equity reached R$ 99,219 million in the period, increasing 1.0% over three months and 5.4% over twelve months.

Expanded loan portfolio

R$ million

	Sep/26	Jun/26	Sep/26 x Jun/26	Sep/25	Sep/26 x Sep/25
Individuals	261,808	263,424	-0.6%	264,317	-0.9%
Consumer finance	97,147	100,766	-3.6%	89,008	9.1%
SMEs	96,618	95,957	0.7%	89,022	8.5%
Large Corporate	265,690	254,623	4.3%	246,454	7.8%
Total	**721,264**	**714,769**	**0.9%**	**688,801**	**4.7%**

The expanded loan portfolio reached R$ 721,264 million in September 2026, up 0.9% QoQ. Performance was driven by growth in Large Corporate (+4.3%), especially foreign trade, working capital and guarantees. In Consumer Finance, the 3.6% decline in the period reflected the portfolio sale through a FIDC. In Individuals, reductions in payroll loans and personal loans/other, aligned with our strategy of reducing exposure to the mass-market segment, were partially offset by increases in cards and mortgages, with the high-income segment standing out.

On a year-on-year basis, the loan portfolio increased 4.7%, reflecting good performance in Large Corporate (+7.8%), followed by Consumer Finance (+9.1%) and SMEs (+8.5%). In Individuals, cards and mortgages stood out. Excluding the FX variation effect, the total portfolio would have increased 5.0%. Excluding the Consumer Finance portfolio sale through a FIDC, the Consumer Finance portfolio would have grown by 1.4% QoQ and 14.8% YoY, while the total portfolio would have grown by 1.6% QoQ and 5.4% YoY.

Expanded loan portfolio by product

R$ million

	Sep/26	Jun/26	Sep/26 x Jun/26	Sep/25	Sep/26 x Sep/25
Individuals	**261,808**	**263,424**	**-0.6%**	**264,317**	**-0.9%**
Leasing / auto loan	4,017	5,075	-20.8%	7,258	-44.6%
Credit card	65,733	65,198	0.8%	59,863	9.8%
Payroll loans	54,623	56,131	-2.7%	63,235	-13.6%
Mortgages	79,213	77,214	2.6%	71,841	10.3%
Agricultural loans	7,522	8,377	-10.2%	9,253	-18.7%
Personal loans / other	33,219	34,293	-3.1%	37,574	-11.6%
Private securities[1]	16,658	16,429	1.4%	14,649	13.7%
Guarantees	823	708	16.2%	643	27.9%
Consumer finance	**97,147**	**100,766**	**-3.6%**	**89,008**	**9.1%**
Individuals	81,003	84,115	-3.7%	75,013	8.0%
Companies	16,145	16,650	-3.0%	13,995	15.4%
Large Corporate and SMEs	**362,309**	**350,580**	**3.3%**	**335,476**	**8.0%**
Leasing / auto loan	2,511	2,695	-6.8%	3,217	-21.9%
Mortgages	4,555	4,444	2.5%	4,132	10.2%
Trade finance	96,105	91,704	4.8%	91,996	4.5%
On-lending	9,481	8,868	6.9%	8,361	13.4%
Agricultural loans	10,411	10,630	-2.1%	11,566	-10.0%
Working capital / others	99,561	98,708	0.9%	92,957	7.1%
Private securities[1]	61,869	62,259	-0.6%	54,066	14.4%
Guarantees	77,817	71,271	9.2%	69,182	12.5%
Expanded loan portfolio	**721,264**	**714,769**	**0.9%**	**688,801**	**4.7%**

(1) Including mortgage receivables certificates - "CRI", agricultural receivables certificates - "CRA", credit rights investment funds - "FIDC", and rural product bonds - "CPR", in addition to debentures, promissory notes, commercial papers, eurobonds and floating rate notes.

Individuals loan portfolio

The Individuals expanded loan portfolio totaled R$ 261,808 million in September 2026, down 0.6% QoQ and 0.9% YoY, mainly explained by the decline in the mass-market segment, especially in payroll loans and personal loans/other.

The credit card portfolio reached R$ 65,733 million, growing 0.8% QoQ and 9.8% YoY, reinforcing our focus on transactionality and primary relationships.

The mortgage portfolio maintained solid performance, growing 2.6% QoQ and 10.3% YoY, supported by a comprehensive offering aligned with customer needs. As a result, mortgages accounted for 30.3% of the individual customer loan portfolio, up 308 bps YoY.

Payroll loans totaled R$ 54,623 million, down 2.7% over three months and 13.6% over twelve months, mainly due to the reduction in INSS payroll loans, in line with our focus on higher-return products.

The balance of personal loans/other, including renegotiated operations, declined 3.1% QoQ and 11.6% YoY, totaling R$ 33,219 million, mainly reflecting the mass-market segment, with a greater focus on transactionality and a material reduction in exposure to the segment.

Individuals expanded loan portfolio mix


2.7%
3.5%
5.8%
14.2%
22.6%
27.2%
23.9%
1.9%
3.2%
6.5%
13.0%
24.8%
29.3%
21.3%
1.5%
2.9%
6.7%
12.7%
25.1%
30.3%
20.9%
Sep/25
Jun/26
Sep/26
Leasing/ Auto Loan
Agribusiness
Securities and guarantees
Personal Loan/ Other
Credit Card
Mortgages
Payroll Loans

Consumer finance

The consumer finance portfolio totaled R$ 97,147 million, mostly comprising vehicle operations, down 3.6% QoQ, reflecting the portfolio sale through a FIDC, and up 9.1% YoY, driven by new vehicles, particularly hybrid and electric vehicles. Excluding the FIDC, the portfolio would have increased 1.4% QoQ and 14.8% YoY. The total Individuals vehicle portfolio, which includes both operations carried out by Consumer Finance and the bank's distribution channels, reached R$ 80,116 million in September 2026, declining 4.4% QoQ and increasing 2.5% over twelve months.

Portfolio LTV reached 54.7% as of September 2026, down 2.6 p.p. QoQ and 2.9 p.p. YoY, reflecting our disciplined approach to portfolio management and quality.

Our competitive advantage remains anchored in credit expertise, with Consumer Finance as one of the main highlights. Cross-sell initiatives and the strengthening of strategic partnerships with 6 of the country's 10 largest automakers continue to advance, contributing to consistent portfolio expansion and maintaining leadership in the Individuals vehicle portfolio, with 21% market share[1].

Consumer finance portfolio mix


R$ million
89,008
100,766
97,147
12%
88%
14%
86%
13%
87%
Sep/25
Jun/26
Sep/26
Vehicles
Goods & Services

Auto loan origination


R$ million
12,705
13,191
13,584
3Q25
2Q26
3Q26

Portfolio LTV (Sep/26):
54.7%

(1) Data as of August 2026.

Large corporate and SMEs loans

The expanded Large Corporate and SMEs loan portfolio totaled R$ 362,309 million, up 3.3% over three months and 8.0% over twelve months. In September 2026, guarantees and private securities represented 38.6% of the expanded Large Corporate and SMEs portfolio (+0.5 p.p. QoQ and +1.8 p.p. YoY).

The expanded Large Corporate loan portfolio totaled R$ 265,690 million, up 4.3% QoQ, driven by increases in the loan portfolio (+3.4%), mainly in foreign trade and working capital, and guarantees (+9.6%).

Yearly, the expanded loan portfolio increased 7.8%, mainly driven by working capital, in addition to growth in private securities (+14.5%), particularly debentures and CPR, and guarantees (+13.1%). Excluding the FX variation effect, the expanded Large Corporate portfolio would have increased 8.5% YoY.

The expanded SMEs portfolio totaled R$ 96,618 million, up 0.7% QoQ and 8.5% YoY, reflecting the evolution of the offering to the segment and the focus on strengthening the primary relationship.

Expanded large corporate and SMEs loan portfolio mix by segment


R$ million
335,476
350,580
362,309
27%
27%
27%
73%
73%
73%
Sep/25
Jun/26
Sep/26
Large Corporate
SMEs

Expanded large corporate and SMEs loan portfolio mix by instrument


38.6%
61.4%
Private Securities and guarantees
Loan portfolio

Loan concentration[1]

R$ million – Sep/26

	Exposure	Exposure / Loan portfolio
Largest debtor	6,017	0.8%
10 largest debtors	36,988	5.1%
20 largest debtors	56,686	7.8%
50 largest debtors	97,346	13.3%
100 largest debtors	133,213	18.2%

In Sep/26, only **18.2%** of our credit exposure was concentrated in the 100 largest borrowers.

(1) Including: the credit installments pending disbursement to construction companies/real estate developers, holdings in debentures, promissory notes, and mortgage receivables certificates (CRI).

Funding

R$ million

	Sep/26	Jun/26	Sep/26 x Jun/26	Sep/25	Sep/26 x Sep/25
Demand deposits	37,990	38,743	-1.9%	42,930	-11.5%
Savings deposits	49,985	51,234	-2.4%	52,776	-5.3%
Time deposits	420,157	406,226	3.4%	391,572	7.3%
Repo products[1]	20,651	22,549	-8.4%	10,497	96.7%
Mortgage (LCI) and agribusiness (LCA) credit notes	92,047	90,482	1.7%	84,876	8.4%
Financial bills and others[2]	80,486	79,280	1.5%	76,828	4.8%
Funding from clients (A)	**701,316**	**688,514**	**1.9%**	**659,479**	**6.3%**
(-) Reserve Requirements	(93,163)	(90,532)	2.9%	(92,432)	0.8%
Funding net of reserve requirements	**608,153**	**597,982**	**1.7%**	**567,047**	**7.2%**
Borrowing and onlendings	11,481	10,575	8.6%	10,034	14.4%
Subordinated debts	33,130	31,862	4.0%	24,943	32.8%
Offshore funding	132,579	131,123	1.1%	125,178	5.9%
Total funding (B)	**785,343**	**771,542**	**1.8%**	**727,203**	**8.0%**
Assets under management[3]	459,339	444,474	3.3%	441,129	4.1%
Total funding and asset under management	**1,244,682**	**1,216,016**	**2.4%**	**1,168,332**	**6.5%**
Total credit from clients[4] (C)	642,625	642,790	0.0%	618,976	3.8%
C/B (%)	81.8%	83.3%	-1.5 p.p.	85.1%	-3.3 p.p.
C/A (%)	91.6%	93.4%	-1.7 p.p.	93.9%	-2.2 p.p.

Funding from clients totaled R$ 701,316 million in September 2026, up 1.9% QoQ, driven by an increase in time deposits, and 6.3% YoY, mainly driven by time deposits, debenture-backed repo products, LCI and financial bills. We remain focused on optimizing our funding mix, increasing the share of Individuals, reducing the Bank's funding cost while maintaining optimized liquidity indicators. The Individuals segment accounted for 51% of total deposits, stable over three months and up 3 p.p. over twelve months. In Select, deposits grew 16% YoY, while in the mass income segment, the greater focus on primary relationships and transactional activity, despite a more selective approach to credit origination, contributed to an 18% YoY increase in deposits.

(1) Backed by debentures. (2) Includes notes secured by real estate and COE. (3) According to ANBIMA criteria. (4) Disregarding guarantees. Considering private securities.

Capital

R$ million

	Sep/26	Jun/26	Sep/26 x Jun/26	Sep/25	Sep/26 x Sep/25
Tier I capital	94,148	94,594	-0.5%	92,862	1.4%
CET1	86,327	86,475	-0.2%	85,070	1.5%
Additional tier I	7,821	8,120	-3.7%	7,792	0.4%
Tier II capital	25,662	24,103	6.5%	17,396	47.5%
Adjusted capital (tier I and II)	**119,810**	**118,698**	**0.9%**	**110,258**	**8.7%**
Risk weighted assets (RWA)	**791,206**	**773,911**	**2.2%**	**724,933**	**9.1%**
Credit risk capital requirement	649,310	640,241	1.4%	617,085	5.2%
Market risk capital requirement	46,170	40,838	13.1%	32,741	41.0%
Operational risk capital requirement	95,725	92,832	3.1%	75,106	27.5%
Basel ratio	**15.1%**	**15.3%**	**-0.2 p.p.**	**15.2%**	**-0.1 p.p.**
Tier I (%)	**11.9%**	**12.2%**	**-0.3 p.p.**	**12.8%**	**-0.9 p.p.**
CET1 (%)	10.9%	11.2%	-0.3 p.p.	11.7%	-0.8 p.p.
Additional tier I (%)	1.0%	1.0%	-0.1 p.p.	1.1%	-0.1 p.p.
Tier II (%)	**3.2%**	**3.1%**	**0.1 p.p.**	**2.4%**	**0.8 p.p.**

The BIS ratio reached 15.1%, down 0.2 p.p. in the quarter, reflecting growth in risk-weighted assets (RWA). Compared with the same period last year, the ratio decreased by 0.1 p.p., as RWA growth outpaced capital growth. The Common Equity Tier 1 (CET1) ratio reached 10.9%, down 0.3 p.p. in the quarter and 0.8 p.p. over the last 12 months.

Reconciliation of accounting and managerial results

For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

	3Q26	Reclassifications							3Q26
R$ million	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Discounts Granted[3]	Amort. of goodwill[4]	Profit Sharing	FX Effects (net)	Other events[5]	Recurring Managerial
Net Interest Income	**13,834**	**3**	**(752)**	**1,927**	**-**	**-**	**(32)**	**(21)**	**14,958**
Result from Loan Losses	(6,137)	-	752	(1,940)	-	-	-	(136)	(7,460)
FX Effects (net)	(32)	-	-	-	-	-	32	-	-
Net Interest Income After Loan Losses	**7,664**	**3**	**-**	**(13)**	**-**	**-**	**-**	**(157)**	**7,498**
Fees	5,737	-	-	-	-	-	-	(320)	5,417
General Expenses	(5,676)	-	-	-	52	(701)	-	(58)	(6,383)
Personnel Expenses	(2,211)	-	-	-	-	(701)	-	34	(2,879)
Administrative Expenses	(3,465)	-	-	-	52	-	-	(91)	(3,505)
Tax Expenses	(1,523)	(3)	-	-	-	-	-	-	(1,526)
Investments in Affiliates and Subsidiaries	82	-	-	-	-	-	-	-	82
Other Operating Income/Expenses	(3,032)	-	-	13	-	-	-	534	(2,485)
Operating Income	**3,252**	**-**	**-**	**0**	**52**	**(701)**	**-**	**-**	**2,603**
Non Operating Income	85	-	-	-	-	-	-	-	85
Net Profit Before Tax	**3,338**	**-**	**-**	**0**	**52**	**(701)**	**-**	**-**	**2,689**
Income Tax and Social Contribution	305	-	-	-	-	-	-	-	305
Profit Sharing	(701)	-	-	-	-	701	-	-	-
Minority Interest	(108)	-	-	-	-	-	-	-	(108)
Net Profit	**2,833**	**-**	**-**	**0**	**52**	**-**	**-**	**-**	**2,885**

(1) Currency Hedge: under Brazilian tax rules, gains (losses) on foreign currency investments derived from exchange rate fluctuations are not taxable (deductible) for PIS/COFINS purposes. This tax treatment results in exchange rate exposure to taxes. A currency hedge position was established with the objective of protecting the net profit from the impact of exchange rate fluctuations associated with this exposure arising from overseas investments (branches and subsidiaries);
(2) Credit Recovery: includes Net Interest Income and Allowance for Loan Losses: reclassification referring to credit recovery;
(3) Discounts Granted: includes Net Interest Income and Allowance for Loan Losses: reclassification referring to discounts granted. Other Operating Income and Expenses and Allowance for Loan Losses: reclassification referring to the provision of guarantees provided;
(4) Amortization of Goodwill: reversal of goodwill amortization expense;
(5) Other events: includes reclassifications from Other Operating Income/Expenses to Net Interest Income, Fees, and General Expenses. Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments.